UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

The Meet Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

58513U101

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58513U101	SCHEDULE 13D	Page 2 of 10

1. NAME OF REPORTING PERSON: Magnetar Financial LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 5,250,673
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 5,250,673
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,673
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.39%
14. TYPE OF REPORTING PERSON IA; OO

CUSIP No. 58513U101	SCHEDULE 13D	Page 3 of 10

1. NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 5,250,673
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 5,250,673
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,673
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.39%
14. TYPE OF REPORTING PERSON HC; OO

CUSIP No. 58513U101	SCHEDULE 13D	Page 4 of 10

1. NAME OF REPORTING PERSON: Supernova Management LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 5,250,673
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 5,250,673
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,673
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.39%
14. TYPE OF REPORTING PERSON HC; OO

CUSIP No. 58513U101	SCHEDULE 13D	Page 5 of 10

1. NAME OF REPORTING PERSON: Alec N. Litowitz
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 5,250,673
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 5,250,673
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,673
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.39%
14. TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

ITEM 1.                                                SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 (the “Shares”), of The Meet Group, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 100 Union Square Drive, New Hope, PA 18938.

ITEM 2.                                                IDENTITY AND BACKGROUND

(a)                                 The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), and (v) an Irish Collective Asset-management Vehicle (the “ICAV”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds except for the ICAV for which it serves as the sub-adviser. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Each of the Funds except for the ICAV is a private investment fund; the ICAV is an account sub-advised for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is the Manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such

Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds used by the Reporting Persons in purchasing the 5,223,339 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $31,743,963 (excluding commissions and other execution-related costs).

ITEM 4.                                                PURPOSE OF TRANSACTION

The Reporting Persons acquired 5,213,023 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

The remaining 10,316 Shares were purchased on behalf of Systematic Master Fund to increase a position for another strategy unrelated to the passive risk arbitrage strategy.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-K filed on March 12, 2020 that 71,088,853 Shares were issued and outstanding as of March 6, 2020.

(a)                                 As of March 18, 2020, each of the Reporting Persons may have been deemed to have beneficial ownership of 5,250,673 Shares, which consisted of (i) 132,745 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 2,585,248 Shares held for the benefit of PRA Master Fund, (iii) 1,846,897 Shares held for the benefit of Constellation Fund; (iv) 289,578 Shares held for the benefit of Systematic Master Fund and (v) 396,205 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 7.39% of the Shares.

(b)                                 As of March 18, 2020, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 5,250,673 Shares, which consisted of (i) 132,745 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 2,585,248 Shares held for the benefit of PRA Master Fund, (iii) 1,846,897 Shares held for the benefit of Constellation Fund; (iv) 289,578 Shares held for the benefit of Systematic Master Fund and (v) 396,205 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 7.39% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on March 5, 2020:

On March 5, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Buyer, Holly Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Buyer (“Merger Sub”), and NuCom, solely for the purpose of guaranteeing Buyer’s obligations under the Merger Agreement as set forth therein.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof and in accordance with Section 251 of the General Corporation Law of the State of Delaware (“DGCL”), Merger Sub shall merge with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease, the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”), and the Surviving Corporation shall become a wholly owned subsidiary of Buyer.

Subject to the provisions of the Merger Agreement, immediately prior the closing of the Merger, the parties shall file a Certificate of Merger with respect to the Merger as contemplated by Section 251 of the DGCL, together with any required related certificates, filings or recordings, with the Secretary of State of the State of Delaware, such Merger to become effective upon the filing of the Certificate of Merger or at such later date and time as the Company and Buyer may agree upon (the time when the Merger becomes effective, the “Effective Time”).

The board of directors of the Company (the “Board”) has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

At the Effective Time, (i) all shares of common stock of the Company (“Company Common Stock”) that are owned, directly or indirectly, by Buyer, the Company (including shares held as treasury stock or otherwise) or Merger Sub immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor, (ii) each share of Company

Common Stock issued and outstanding immediately prior to the Effective Time (each, a “Share”) (other than shares to be cancelled in accordance with the terms of the Merger Agreement and shares owned by holders that have exercised their appraisal rights under Delaware law) shall, at the Effective Time, be converted into the right to receive $6.30 in cash, without interest (the “Per Share Merger Consideration”), payable to the holder in accordance with the terms of the Merger Agreement, less any withholding, and (iii) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation. From and after the Effective Time, all Shares converted into the right to receive the Per Share Merger Consideration shall cease to be outstanding and shall automatically be cancelled and retired.

(d)                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

ITEM 6.                                                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain client of Magnetar Asset Management has entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.                                                MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 19, 2020 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2020

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
02/04/2020	10,316	5.49752(3)
03/05/2020	2,407,904	6.21869(4)
03/06/2020	975,475	6.19058(5)
03/09/2020	366,333	6.04012(6)
03/10/2020	332,148	6.03516(7)
03/11/2020	243,943	5.98133(8)
03/12/2020	272,169	5.81448(9)
03/13/2020	181,002	5.92634(10)
03/16/2020	179,214	5.58231(11)
03/17/2020	254,835	5.26807(12)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $5.49752 per share, at prices ranging from $5.40 to $5.61 per share.

(4) Reflects a weighted average purchase price of $6.21869 per share, at prices ranging from $6.195 to $6.23 per share.

(5) Reflects a weighted average purchase price of $6.19058 per share, at prices ranging from $6.11 to $6.23 per share.

(6) Reflects a weighted average purchase price of $6.04012 per share, at prices ranging from $5.93 to $6.17 per share.

(7) Reflects a weighted average purchase price of $6.03516 per share, at prices ranging from $5.98 to $6.12 per share.

(8) Reflects a weighted average purchase price of $5.98133 per share, at prices ranging from $5.96 to $6.00 per share.

(9) Reflects a weighted average purchase price of $5.81448 per share, at prices ranging from $5.72 to $6.02 per share.

(10) Reflects a weighted average purchase price of $5.92634 per share, at prices ranging from $5.80 to $6.04 per share.

(11) Reflects a weighted average purchase price of $5.58231 per share, at prices ranging from $5.48 to $5.735 per share.

(12) Reflects a weighted average purchase price of $5.26807 per share, at prices ranging from $4.97 to $5.61 per share.

Systematic Master Fund(1)

Date	Number of Shares Sold	Price Per Share($) (2)(3)
03/03/2020	(20)	5.56200(4)

(1) This tables shows Shares sold on behalf of Systematic Master Fund for another strategy unrelated to the passive risk arbitrage strategy.

(2) Excludes commissions and other execution-related costs.

(3) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(4) Reflects a weighted average sale price of $5.56200 per share, at prices ranging from $5.43 to $5.68 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 19, 2020, among the Reporting Persons.